MEDITE Cancer Diagnostics, Inc. 4203 SW 34th Street Orlando, FL 32811, U.S.A. Phone +1 (407) 996 9630 Fax +1 (407) 996 9631 Toll Free No. 888 225 2950 info@medite-group.com

August 25, 2016

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kate Tillan, Assistant Chief Accountant

RE: MEDITE Cancer Diagnostics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed April 12, 2016
File No. 000-00935

Dear Ms. Tillan:

MEDITE Cancer Diagnostics, Inc. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Form 10K for the fiscal year ended December 31, 2015. Set forth below in bold you will find copies of the Staff’s comments from its letter dated July 28, 2016, and thereafter the Company’s responses to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements

Note 1. The Company and Basis of Presentation, page F-8

1. As of December 31, 2015, you had cash of $587,000 and negative working capital of $515,000. For the year ended December 31, 2015, you had a net loss of $859,000 and used cash of $388,000 in operating activities. We also note from page F-5 of your March 31, 2016 Form 10-Q, that similar conditions are noted as conditions that raised substantial doubt about your ability to continue as a going concern as of March 31, 2016. Please explain to us your conclusion that conditions as of December 31, 2015 did not also raise substantial doubt about your ability to continue as a going concern. Refer to FRC 607.02 and AU-C Section 570.

Response on December 31, 2015 10-K:
As of December 31, 2015, we had just closed on a bridge debt financing in the amount of $500,000 raised by our investment banking firm. This bridge financing was undertaken with the understanding that our investment banking firm would raise the Company an additional $5,000,000. We thereafter did enter into a subsequent agreement with our investment banking firm to raise these additional funds with the expectation that the first $1,000,000 of this financing would be completed by April 30, 2016. Based upon these facts and our own internal operating projections, management determined that the Company would have sufficient resources to continue as a going concern going forward.

Response on March 31, 2016 10-Q:
As of March 31, 2016 until filing the first quarter 10-Q, our investment banking firm was not successful in raising additional funds. Further by the third week of April 2016 after we had filed the 2015 SEC Form 10K, we realized significant non anticipated professional fees were incurred and the sales revenue for the first quarter fell significantly short of expectations. Therefore, the realization of a  ”going concern “ situation did not register with management until late April, early May 2016 when additional capital either equity or debt had not been raised. Thus, we included the going concern disclosure in our Form 10Q for the period ending March 31, 2016.

Note 12. Segment Information, page F-24

2. Please revise future filings to provide the information about products and services required by ASC 280-10-50-40.

Response:
We will revise accordingly in all future filings.

Note 13. Subsequent Events, page F-24

3. You state that your former auditor, L.J. Soldinger and Associates, filed a claim against you and you settled this claim for $160,000. Please tell us the nature of the claim and the significant terms of the settlement.

Response:
L.J. Soldinger and Associates (LJS) filed suit in June 2015 against the company for $160,000 for fees billed over and above the quoted and paid price for the 2014 audit. LJS and the Company settled the disputed matter in February 2016. The Company agreed to satisfy the $160,000 obligation with 4 payments through May of 2016. We have amended Note 13 accordingly.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 26

4. Your evaluation of disclosure controls and procedures includes your conclusion as of December 31, 2014 but not as of December 31, 2015 as required by Item 307 of Regulation S-K. Please amend to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2015.

Response:
We have revised our Form 10K accordingly.

Management's Annual Report on Internal Control over Financial Reporting, page 26

5. You do not identify whether you used the 1992 or 2013 framework of the Committee of Sponsoring Organizations of the Treadway Commission’s (‘‘COSO’’) Internal Control — Integrated Framework. In future filings, including the requested amendment, please revise this report to identify the COSO framework your management used in its assessment. Refer to Item 308(a)(2) of Regulation S-K.

Response:
We have revised our Form 10K as amended to include the framework used by management in making that assessment was the criteria set forth in the document entitled “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

6. We note that the language in your certification required by Exchange Act Rule 13a-14(a) is not consistent with the language in Item 601(b) (31) of Regulation S-K. For example, you repeatedly use the word ‘company’ instead of ‘registrant’ and at the beginning of paragraphs 4 and 5 you added the word ‘As.’ In future filings, including the requested amendment, please revise the language in your certifications to be consistent with that in Item 601(b) (31) of Regulation S-K.

Response:
We have revised Exhibits 31.1 and 31.2 accordingly and have refiled them with our Amended Form 10K.

Further, and pursuant to your correspondence, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments.
Respectfully submitted,

/s/Michaela Ott
Michaela Ott
Chief Executive Officer